Exhibit 1.01

Conflict Minerals Report of American Eagle Outfitters, Inc.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of American Eagle Outfitters, Inc. (“The Company”) for calendar year 2017 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). The intent of this Conflict Minerals Report (“CMR”) is to describe the Company’s due diligence process following Rule 13p-1 requirements.

1.    Design of Due Diligence Measures

The Company’s due diligence process is based on the Organization for Economic Cooperation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (3rd Edition) and accompanying Supplements. The Company engaged Assent Compliance, a third-party service provider, to assist in designing and implementing due diligence measures, including supply chain scoping, supplier engagement, data collection and reporting.

2.    Due Diligence Measures Implemented

The Company took the following Due Diligence measures:

Adopt a conflict minerals policy

The Company’s conflict minerals policy is publicly available at http://betterworld.ae.com. It states:

POLICY ON CONFLICT MINERALS LAW COMPLIANCE

I. SCOPE

This policy applies to all American Eagle Outfitters, Inc. (“AEO”) suppliers of branded and co-branded products.

II. BACKGROUND

AEO is committed to ensuring that metals and other minerals contained in its branded and co-branded products are obtained, produced and used in an environmentally and socially responsible manner.

Under the “conflict minerals” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, AEO is required to conduct due diligence regarding its use of four metals: gold, columbite-tantalite (tantalum), cassiterite (tin) and wolframite (tungsten) (collectively, the “Conflict Minerals”) and whether those Conflict Minerals originated in the Democratic Republic of Congo or adjoining countries1 (collectively, the “Covered Countries.”) The goal of these regulations is to end the violent conflict in the region, which has been partially financed by the exploitation and trade of Conflict Minerals originating in the Covered Countries. As a publicly traded company, AEO is required to request certain information from its suppliers and report on its inquiries and due diligence to the U.S. Securities and Exchange Commission.

[1]	Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia

III. POLICY

Each AEO Supplier will be required to provide information each year regarding the origin of any Conflict Minerals that are necessary to the functionality or production of AEO products. This inquiry should be reasonably designed to determine whether any such minerals originated in the Covered Countries or are from recycled or scrap sources. The required information will be collected by AEO via a survey, which will be facilitated by a third party company.

Verification efforts will be led by AEO and/or a designated third party company who will also be available to assist suppliers in their efforts to ensure that AEO products are Conflict Minerals free.

AEO does not ban the use of minerals that originate in the Covered Countries. However, suppliers must be able to show proof that the minerals can be traced back to registered conflict-free smelters.

In the event that our suppliers have a reason to believe that Conflict Minerals used in AEO products may have originated in the Covered Countries, we will assist in performing due diligence on our supply chain in a manner consistent with the guidance issued by the Organization for Economic Cooperation and Development (“OECD”) to ensure that they are Conflict Minerals free. For more information on the OECD guidelines, please visit http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.

Assemble an internal team to support supply chain due diligence

The management of our Conflict Minerals policy lies within our Responsible Sourcing department, which reports into our Production department. The Responsible Sourcing team worked closely with Assent Compliance to design and implement the diligence activities surrounding our minerals supply chain. Additional oversight and input was provided by our Conflict Minerals cross-functional team, which includes representatives from Finance, Legal, Internal Audit, and Corporate Social Responsibility departments.

Establish a system of controls and transparency over the mineral supply chain

To provide transparency within the Company’s mineral supply chains and to facilitate communication of policies and expectations, the Company engaged Assent Compliance to complement internal management processes. Assent Compliance’s online system is used to identify suppliers in our mineral supply chains and the relationships between them, collect, store and review information on 3TG mineral sourcing practices, track information on smelters and refiners (“SORs”), and flag risks based on SOR sourcing practices. This system utilized the RBA’s and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“CMRT”) version 5.01 or higher for data collection. This system is designed to allow collection and storage of data on supply chain circumstances, which can be updated to reflect changing realities within the supply chain, such as new customer-supplier relationships, new products, etc.

Assent Compliance helped us to engage with our manufacturing suppliers as part of its Conflict Minerals management system. Engagement consisted of multiple communication outreaches to educate suppliers on our expectations for sourcing and Conflict Minerals policy, and the SEC Rule 13p-1 rule requirements.

Supplier engagement followed these steps:

1)	All tier 1 apparel and non-apparel suppliers that shipped product to AEO during the 2017 calendar year were included in the supplier engagement process. Contact information was provided to Assent for upload into their online platform.

2)	Assent requested that all suppliers complete a CMRT and offered online training and education to guide suppliers on best practices and the use of the template. Assent monitored and tracked all communications for future reporting and transparency.

3)	Suppliers that responded as being out of scope of the reporting requirements were removed from the survey process upon review.

4)	Non-responsive suppliers were contacted a minimum of 3 times. If the supplier remained unresponsive, then additional communication attempts via email and phone calls were conducted in order to determine why a response was not provided and to offer assistance in completing the request.

Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG minerals, as well as the origin of those materials. Additional supplier outreach was conducted to address issues including implausible statements regarding no presence of 3TG minerals, incomplete data on CMRTs, responses that did not identify smelters or refiners, responses which indicated sourcing location without complete supporting information from the supply chain, and organizations that were identified as smelter or refiners, but not verified as such through further analysis and research.

A total of 188 suppliers were identified through the filtering procedures described above as being in-scope for conflict mineral regulatory purposes and were contacted by Assent as part of the “reasonable country of origin inquiry” (“RCOI”) process. The survey response rate among these suppliers was 69%. Of these responding suppliers, 71% responded yes as to having one or more of the 3TG minerals as necessary to the functionality or production of the products they supply to the Company. The Company has not received sufficient additional information from the responding suppliers to determine the origin of all of their 3TG minerals. We will continue our due diligence efforts in this regard.

SORs were matched against the Responsible Minerals Initiative’s (RMI) Standard Smelter List. SORs sourcing practices and “conflict-free” sourcing statuses were cross-referenced with the RMI’s Responsible Minerals Assurance Process (“RMAP”), which includes cross-recognized programs with the London Bullion Market Association (“LBMA”) Good Delivery Program and the Responsible Jewelry Council Chain of Custody Certification.

Since most of the CMRTs we received from our suppliers were made on a company level, rather than on a product or user-defined scope, we are not able to identify which smelters or refiners listed on Appendix A actually processed the 3TGs contained in our products. Therefore, our list of processing smelters and refiners disclosed in Appendix A may contain more facilities than those that actually processed the conflict minerals contained in our products.

Set forth below is the list of SORs identified in our supply chain so far and their conflict-free status:

Appendix A

Standard Smelter Name	Smelter ID	Conflict-Free Status*
Gold
Aida Chemical Industries Co., Ltd.	CID000019	Conformant
Asahi Pretec Corp.	CID000082	Conformant
Asaka Riken Co., Ltd.	CID000090	Conformant
Aurubis AG	CID000113	Conformant
CCR Refinery - Glencore Canada Corporation	CID000185	Conformant
Chimet S.p.A.	CID000233	Conformant
Elemetal Refining, LLC	CID001322	N/A
Gold Refinery of Zijin Mining Group Co., Ltd.	CID002243	Conformant
Heraeus Metals Hong Kong Ltd.	CID000707	Conformant
Heraeus Precious Metals GmbH & Co. KG	CID000711	Conformant
Istanbul Gold Refinery	CID000814	Conformant
LS-NIKKO Copper Inc.	CID001078	Conformant
Matsuda Sangyo Co., Ltd.	CID001119	Conformant
Metalor Technologies (Hong Kong) Ltd.	CID001149	Conformant
Metalor Technologies S.A.	CID001153	Conformant
Metalor USA Refining Corporation	CID001157	Conformant
Metalúrgica Met-Mex Peñoles S.A. De C.V.	CID001161	Conformant
Mitsubishi Materials Corporation	CID001188	Conformant
Nadir Metal Rafineri San. Ve Tic. A.Ş.	CID001220	Conformant
Nihon Material Co., Ltd.	CID001259	Conformant
Ohura Precious Metal Industry Co., Ltd.	CID001325	Conformant
Republic Metals Corporation	CID002510	Conformant
Royal Canadian Mint	CID001534	Conformant
Safimet S.p.A	CID002973	Conformant
SEMPSA Joyería Platería S.A.	CID001585	Conformant
Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CID001622	Conformant
Sumitomo Metal Mining Co., Ltd.	CID001798	Conformant
Tanaka Kikinzoku Kogyo K.K.	CID001875	Conformant
Umicore Brasil Ltda.	CID001977	Conformant

Umicore S.A. Business Unit Precious Metals Refining	CID001980	Conformant
United Precious Metal Refining, Inc.	CID001993	Conformant
WIELAND Edelmetalle GmbH	CID002778	Conformant
Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CID002224	Conformant
Tin
Alpha	CID000292	Conformant
China Tin Group Co., Ltd.	CID001070	Conformant
CNMC (Guangxi) PGMA Co., Ltd.	CID000278	N/A
CV Tiga Sekawan	CID002593	Conformant
CV United Smelting	CID000315	Conformant
CV Venus Inti Perkasa	CID002455	Conformant
Dowa	CID000402	Conformant
EM Vinto	CID000438	Conformant
Fenix Metals	CID000468	Conformant
Gejiu Non-Ferrous Metal Processing Co., Ltd.	CID000538	Conformant
Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	CID001908	Conformant
Guangdong Hanhe Non-ferrous Metal Limited Company	CID003116	Conformant
Huichang Jinshunda Tin Co., Ltd.	CID000760	Conformant
Jiangxi Ketai Advanced Material Co., Ltd.	CID000244	Conformant
Jiangxi New Nanshan Technology Ltd.	CID001231	Conformant
Magnu’s Minerais Metais e Ligas Ltda.	CID002468	Conformant
Malaysia Smelting Corporation (MSC)	CID001105	Conformant
Metallo Belgium N.V.	CID002773	Conformant
Mineracao Taboca S.A.	CID001173	Conformant
Minsur	CID001182	Conformant
Mitsubishi Materials Corporation	CID001191	Conformant
O.M. Manufacturing (Thailand) Co., Ltd.	CID001314	Conformant
Operaciones Metalurgical S.A.	CID001337	Conformant
PT Bangka Prima Tin	CID002776	Conformant
PT Bangka Tin Industry	CID001419	Conformant
PT Belitung Industri Sejahtera	CID001421	Conformant
PT DS Jaya Abadi	CID001434	Conformant
PT Eunindo Usaha Mandiri	CID001438	Conformant
PT Inti Stania Prima	CID002530	Conformant

PT Menara Cipta Mulia	CID002835	Conformant
PT Mitra Stania Prima	CID001453	Conformant
PT Prima Timah Utama	CID001458	Conformant
PT Refined Bangka Tin	CID001460	Conformant
PT Sariwiguna Binasentosa	CID001463	Conformant
PT Stanindo Inti Perkasa	CID001468	Conformant
PT Sukses Inti Makmur	CID002816	Conformant
PT Timah (Persero) Tbk Kundur	CID001477	Conformant
PT Timah (Persero) Tbk Mentok	CID001482	Conformant
PT Tinindo Inter Nusa	CID001490	Conformant
PT Tommy Utama	CID001493	Conformant
Rui Da Hung	CID001539	Conformant
Thaisarco	CID001898	Conformant
White Solder Metalurgia e Mineração Ltda.	CID002036	Conformant
Yunnan Tin Company Limited	CID002180	Conformant

* Conflict-free status refers to the facility’s RMI audit status. Smelters that are Conformant to RMAP assessment protocols are considered DRC conflict-free. These designations are current as of April 26, 2018.

Appendix B

The following is a list of potential countries of origin. It is populated based on publicly available information, our RCOI and due diligence. It is important to note that this is also based on company-level responses and therefore, it is not certain which of these countries of origin can be linked to our products.

Argentina, Australia, Austria, Benin, Bolivia (Plurinational State of), Brazil, Burkina Faso, Burundi, Cambodia, Canada, Chile, China, Colombia, Congo, Democratic Republic of the, Ecuador, Eritrea, Ethiopia, France, Germany, Ghana, Guatemala, Guinea, Guyana, Honduras, India, Indonesia, Japan, Kazakhstan, Laos, Madagascar, Malaysia, Mali, Mexico, Mongolia, Mozambique, Myanmar, Namibia, Nicaragua, Nigeria, Panama, Peru, Portugal, Russian Federation, Rwanda, Senegal, Sierra Leone, South Africa, Spain, Thailand, Togo, Uganda, United Kingdom of Great Britain and Northern Ireland, United States of America, Uzbekistan, Viet Nam, Zimbabwe.

Report findings to senior management

All supply chain assessment findings are reported to American Eagle Outfitters’ Executive Vice President, Chief Operating Officer with details on all remediation steps taken by the associated supplier of the Company.

Devise and adopt a risk management plan

In addition to the system of controls previously described in this report, we have put in place several procedures to help mitigate the risk of Conflict Minerals entering our supply chain. First, our Conflict Minerals policy is listed in our Corporate Vendor Manual, which our suppliers agree to adhere to when they sign our master purchase agreement. The master purchase agreement is required of each supplier before any production can begin. The Corporate Vendor Manual is available to our suppliers through our Tradestone sourcing system and is updated on a semi-annual basis.

Our suppliers are further reminded of this policy through emails from the Company and through the suppliers’ interaction with Assent Compliance.

In the event that 3TG minerals used in AEO products have been sourced in the DRC or surrounding areas, we work with the supplier to ensure that the minerals are sourced from registered conflict free smelters or are eliminated from use.

3.    Steps to Improve Due Diligence

The Company will endeavor to continuously improve upon its supply chain due diligence efforts via the following measures:

•	Increase the response rate for its RCOI process;

•	Enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion;

•	Continue to compare RCOI results to information collected via independent conflict free smelter validation programs such as RMI’s Responsible Minerals Assurance Process (“RMAP”); and

•	Contact smelters identified as a result of the RCOI process and request their participation in obtaining a “conflict free” designation from an industry program such as the RMAP audit program.

4.    Product Determination

Based upon its RCOI and due diligence efforts, the Company has been unable to determine the origin of all of the 3TG minerals used in its products.